Exhibit 99.1

Eco Wave Power Chosen by a Major International Energy Company to
Conduct Wave Energy Feasibility Studies for the U.S. Coastline

Tel Aviv, Israel (April 08, 2024) – Eco Wave Power (Nasdaq Capital Market: WAVE) (“Eco Wave Power” or the “Company”), today announced that it was selected by a major energy company (full name can be seen in the company’s recent 20F report) to conduct a comprehensive feasibility study aimed at identifying the top locations for commercial onshore wave energy stations in the U.S. and across the globe, using its Eco Wave Power proprietary technology.

Per the terms of the agreement, Eco Wave Power has initiated a three-month, in-depth feasibility study in the United States and key regions across the globe. The studies explore the best proposed implementation sites for commercial installations, and reviews 77 sites in-detail in the U.S. coastline, in terms of wave availability and compatible marine structures, with encouraging results, while also proposing a five and a ten years roadmap for wave energy commercialization.

“Wave energy can power communities with clean, reliable energy and be a strong force in combating climate change,” said Eco Wave Power Founder & CEO Inna Braverman. “We are thrilled to help provide in depth analysis about wave energy to an industry leader that is exploring many avenues for clean energy.”

Since its establishment, Eco Wave Power has rapidly changed the landscape of the ocean energy industry. Through a decade of relentless innovation, Eco Wave Power has built and demonstrated the scalability and reliability of its technology with various power stations. Just few months ago, Eco Wave Power announced that its landmark EWP-EDF One power station in Jaffa Port is officially connected to the grid, providing power from wave energy to Israel’s national energy grid for the first time.

Eco Wave Power also has a pilot station located at AltaSea at the Port of Los Angeles. Currently on static display, the station is set to be installed in the coming months and will be the first onshore wave energy pilot station in the United States.

Recently, California Governor Gavin Newsom signed new legislation, Senate Bill 605, that directs the California Energy Commission to evaluate the feasibility of wave and tidal energy in California, including the costs and benefits of implementing the technology across the state’s coastline. In New Jersey, similar legislation is awaiting consideration from the New Jersey State Senate Environment & Energy Committee.

The United States Department of Energy’s National Renewable Energy Laboratory found that wave energy in the United States alone has the technical resource potential to produce over 1,400 TWh/year – enough to power 130,000,000 homes.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history.

Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles and its first MW scale wave energy power station in Portugal, Europe.

The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when discussing prospective findings of the feasibility study, the belief that wave energy can be a significant energy source, the upcoming installation of the pilot station at AltaSea at the Port of Los Angeles, the prospect of new legislation concerning wave energy in the U.S., and the potential of wave energy to power 130 million homes according to the United States Department of Energy’s National Renewable Energy Laboratory. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will", or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and this information contained on such websites is not incorporated by reference into this press release.